

March 22, 2012

Mr. Stephen D. Lebovitz
President and Chief Executive Officer
CBL & Associates Properties, Inc.
2030 Hamilton Place Blvd., Suite 500
Chattanooga, TN 37421

> RE: **CBL & Associates Properties, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 1-12494**

Dear Mr. Lebovitz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please be advised that we may issue additional comments to your filing after you file your proxy statement on Schedule 14A.

Item 2. Properties

Malls, page 20

2. Please clarify the criteria for non-stabilized malls. Your disclosure indicates that these are malls that are in their initial lease-up phase and have not been open for three calendar years. However, we note that, as of December 31, 2011, you classify Pearland Town Center as non-stabilized even though it has been open for more than three calendar years.

Mr. Stephen D. Lebovitz
CBL & Associates Properties, Inc.
March 22, 2012
Page 2

3. We note that you have three malls that are classified as non-core as of December 31, 2011. Please clarify the criteria used to determine that such properties are non-core.

4. Related to the comment above, please clarify why the measures Mall Store Sales per Square Foot and Percentage Mall Store GLA Leased are not applicable to the non-core properties.

Mall Lease Expirations, page 30

5. We note that approximately 21% of your square footage under lease expires during 2012. In future Exchange Act periodic reports, please expand your disclosure in this section to discuss the relationship between market/current asking rents and leases expected to expire in the next period, as well as the relationship between rents on leases that expired in the current reporting period and rents on executed renewals or new leases.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview, page 45

6. In future Exchange Act periodic reports, please disclose your net operating income. Please also disclose how you determine the properties that fall within the "same center" pool, including also a discussion of any properties that were excluded from the pool that were owned in all periods compared.

Results of Operations

Operational Review, page 50

7. We note your disclosure of average annual base rents per square foot on page 51. In future Exchange Act periodic reports, please include the impact of tenant concessions and tenant expense reimbursements in your disclosed average rent metrics.

8. In future Exchange Act periodic reports, please expand your discussion of leasing results for the most recent reporting period to include disclosure of the volume of new and renewed leases for your entire portfolio. Please include in such disclosure a discussion of average rents, and, as applicable, average tenant improvement costs, leasing commissions and tenant concessions. Please provide such disclosure on a square footage basis.

Capital Expenditures, page 57

9. In future filings, please revise to include an analysis of your capital expenditures by disclosing total capital expenditures for new development, redevelopment/renovations, and other capital expenditures by year. Disclose the types and amounts of other capital

expenditures including interest, payroll, and other G&A. In addition, please provide a narrative discussion of significant changes in capital expenditures from year to year and expectations for the future.

Consolidated Statement of Cash Flows, page 78

10. It appears that you have included acquisitions of properties and capital expenditures on one line item in the investing section of the cash flow statement. In future filings please present these as separate line items within investing activities due to their significance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions on the financial statements or related matters. Please contact Jerard Gibson, Staff Attorney at (202) 551-3473 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief